Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-236148

April 24, 2020

Wells Fargo & Company

Final Term Sheet

2.568% Fixed-to-Floating Rate Notes Due May 1, 2026

Issuer:	Wells Fargo & Company (“Issuer”)

Issue:	2.568% Fixed-to-Floating Rate Notes due May 1, 2026 (the “Notes”) issued pursuant to a Prospectus dated February 25, 2020 as supplemented by a Prospectus Supplement dated April 24, 2020 (the “Prospectus Supplement”) and a Canadian Wrapper dated April 24, 2020 (collectively, the “Canadian Offering Memorandum”)

Expected Ratings*:	DBRS: AA (low) (Stable) Moody’s: A2 (Stable) S&P: A- (Negative) Fitch: A+ (Negative)

Principal Amount:	C$1,000,000,000.00

Issue Price:	C$100.00

Net Proceeds:	C$996,500,000.00

Price Date:	April 24, 2020

Settlement Date:	May 1, 2020 (T+5)

Maturity Date:	May 1, 2026

Day Count Convention:

Fixed Rate Period: Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is not a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Floating Rate Period: Actual/365 (Fixed), which is the actual number of days in the interest period divided by 365.

Fixed Rate Coupon:	2.568%; payable semi-annually in arrears from the settlement date to, but excluding, May 1, 2025 (the “Fixed Rate Period”)

Floating Rate Coupon:	Three-month CDOR plus 177 basis points, subject to the Minimum Interest Rate, payable quarterly in arrears from, and including, May 1, 2025 to, but excluding, the Maturity Date (the “Floating Rate Period”).

Minimum Interest Rate for Floating Rate Period:	0% per annum

Base Rate:	CDOR, as defined, and subject to the terms and provisions set forth in the Prospectus Supplement.

Index Maturity:	Three months

Issue Spread:	+215 bps over the GoC Curve (CAN 1.25% 1MAR25 & CAN 2.25% 1JUN25) +214.5 bps (includes a curve adjustment of -0.5 bps) over the CAN 1.25% 1MAR25 (priced at $103.960 to yield 0.423%)

Yield to May 1, 2025:	2.568%

Interest Payment Dates During the Fixed Rate Period:	During the Fixed Rate Period, the Notes will bear interest from the settlement date to, but excluding, May 1, 2025 at a fixed annual rate of 2.568%, payable in equal semi-annual installments on May 1 and November 1 in each year, with the first payment of interest due on November 1, 2020 and the last payment of interest due on May 1, 2025.

Interest Payment Dates During the Floating Rate Period:	During the Floating Rate Period, the Notes will bear interest from, and including May 1, 2025 to, but excluding, maturity at a rate equal to three-month CDOR plus 1.77%, subject to the Minimum Interest Rate, payable on August 1, 2025, November 1, 2025, February 1, 2026 and May 1, 2026, subject to adjustment in accordance with the modified following business day convention (adjusted).

Ranking:	The Notes will be senior unsecured obligations of the Issuer and will rank equally with all of the Issuer’s other senior debt securities. Holders of the Notes may be fully subordinated to interests held by the U.S. government in the event the Issuer enters into a receivership, insolvency, liquidation or similar proceeding.

Governing Law:	New York

Optional Redemption:	The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on May 1, 2025, or (b) in whole at any time or in part from time to time, on or after April 1, 2026 and prior to the Maturity Date, in each case upon at least 15 calendar days’, but not more than 60 calendar days’, prior written notice to holders of the Notes, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to but excluding, the redemption date. The Notes are also subject to redemption by the Issuer if changes involving United States taxation occur which could require the Issuer to pay additional amounts as described in the Prospectus Supplement.

Form of Notes:	The Notes will be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”).

Form of Distribution:

The distribution of the Notes is being made on a private placement basis in reliance on certain statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each province of Canada (collectively, the “Offering Jurisdictions”) and, in particular, the Notes will only be sold on a private placement basis to:

(a)   an investor that (i) is an “accredited investor” (as defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) or Section 73.3(1) of the Securities Act (Ontario), as applicable) and that is not an individual (other than an individual who is a “permitted client” (as such term is defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations), (ii) is either (A) purchasing the Notes as principal, (B) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation of a jurisdiction of Canada (other than a trust company or trust corporation registered solely under the laws of the Province of Prince Edward Island) or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be, or (C) a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an advisor or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (iii) was not created or used solely to purchase or hold securities as an accredited investor described in paragraph (m) of the definition of “accredited investor” in NI 45-106; or

(b)   an investor that (i) is not resident in or otherwise subject to the securities laws of the Province of Alberta, (ii) is not an individual, (iii) is purchasing Notes as principal with an aggregate acquisition cost of the Notes of not less than C$150,000 paid in cash, and (iv) was not created or used solely to purchase or hold securities in reliance on the “minimum amount investment” exemption provided under Section 2.10 of NI 45-106 and it pre-existed the announcement of the offering of Notes.

Resale Restrictions:	Resale of the Notes will be subject to restrictions under applicable securities laws. Unless permitted under applicable securities laws, holders of the Notes must not trade the Notes before the date the Issuer becomes a reporting issuer in Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. There is currently no market through which the Notes may be sold and there can be no assurance that a secondary market for the Notes will develop or, if such market develops, continue and be liquid. The Issuer currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Denomination:	The Notes will be denominated in Canadian dollars with minimum denominations of C$5,000 and integral multiples of C$1,000 in excess thereof. Payments on the Notes will be made in Canadian dollars. If Canadian dollars are unavailable for a payment on the Notes due to circumstances beyond the Issuer’s control, payments on the Notes will be made in U.S. dollars.

Business Day:	Toronto and New York

Syndicate:

RBC Dominion Securities Inc., Wells Fargo Securities Canada, Ltd., BMO Nesbitt Burns Inc., Scotia Capital Inc. (Joint Bookrunners)

CIBC World Markets Inc., TD Securities Inc., Desjardins Securities Inc., National Bank Financial Inc. (Co-Managers)

CUSIP / ISIN:	949746TC5 / CA949746TC53

Method of Distribution:	Underwritten

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling RBC Dominion Securities Inc. at 416-842-6311, Wells Fargo Securities Canada, Ltd. at 416-607-2919, BMO Nesbitt Burns Inc. at 416-359-6574 or Scotia Capital Inc. at 416-863-7776.